Exhibit 99.1

Cenovus and Husky announce leadership team for combined company

Calgary, Alberta (November 20, 2020) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) and Husky Energy Inc. (TSX: HSE) are pleased to announce the executive leadership team that is expected to lead the combined company created through the strategic combination of Cenovus and Husky announced on October 25, 2020.

“We believe it is important to move forward and establish the leadership team for the combined company to ensure we are well-positioned to begin capturing the synergies of this deal immediately after closing,” said Alex Pourbaix, Cenovus President and Chief Executive Officer. “Having a strong and experienced leadership team in place on day one is critical as we work to build a more integrated and resilient company that is well-positioned to succeed as a Canadian energy leader in the years ahead.”

The composition of the anticipated management team was determined through discussions with leadership teams from both companies.

Immediately following the close of the transaction, Cenovus’s executive team is expected to consist of:

•	Alex Pourbaix – President & Chief Executive Officer
•	Jeff Hart – Executive Vice-President & Chief Financial Officer
•	Jon McKenzie – Executive Vice-President & Chief Operating Officer
•	Keith Chiasson – Executive Vice-President, Downstream
•	Andrew Dahlin – Executive Vice-President, Safety & Operations Technical Services
•	Norrie Ramsay – Executive Vice-President, Upstream – Thermal, Major Projects & Offshore
•	Kam Sandhar – Executive Vice-President, Strategy & Corporate Development
•	Sarah Walters – Executive Vice-President, Corporate Services
•	Drew Zieglgansberger – Executive Vice-President, Upstream – Conventional & Integration
•	Rhona DelFrari – Chief Sustainability Officer & Senior Vice-President, Stakeholder Engagement
•	Gary Molnar – Senior Vice-President Legal, General Counsel & Corporate Secretary

Husky and Cenovus agreed to combine their respective businesses and entered into an arrangement agreement, dated October 24, 2020. Closing of the transaction is expected to take place in the first quarter of 2021, with the combined company continuing to operate as Cenovus and remaining headquartered in Calgary, Alberta.

ADVISORY

This news release contains certain forward-looking statements and forward-looking information (collectively referred to as “forward-looking information”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995, about our current expectations, estimates and projections about the future, based on certain assumptions made by Cenovus and Husky in light of their experience and perception of historical trends. Although Cenovus and Husky believe that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. Forward-looking information in this news release is identified by words such as “aim”, “anticipate”, “believe”, “ensure”, “establish”, “expect”, “facilitate”, “goal”, “position”, “strategy”, “will” or similar expressions and includes suggestions of future outcomes, including statements about: the composition of the anticipated executive team; and the expected date of closing of the transaction.

Readers are cautioned not to place undue reliance on forward-looking information as Cenovus's actual results may differ materially from those expressed or implied. Cenovus and Husky undertake no obligation to update or revise any forward-looking information except as required by law. Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and/or Husky and others that apply to the industry generally. Material factors or assumptions on which the forward-looking information in this news release is based include: successful closing of the transaction, including obtaining necessary shareholder, court and regulatory approvals and satisfaction of all other conditions to closing and within expected timelines.

Additional information about assumptions, risk factors and uncertainties on which the forward-looking information is based and that could cause Cenovus's actual results to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements are described in Cenovus's 2020 guidance (dated April 1, 2020), Cenovus’s Management’s Discussion and Analysis (MD&A) for the year ended December 31, 2019 and its MD&A for the period ended September 30, 2020 as well as its Annual Information Form (AIF) and Form 40-F for the period ended December 31, 2019 (each available at cenovus.com).

Husky’s Annual Information Form for the year ended December 31, 2019, Management’s Discussion and Analysis for the three and nine months ended September 30, 2020 and other documents filed with securities regulatory authorities (accessible through the SEDAR website at sedar.com and the EDGAR website at sec.gov) describe some of the risks, material assumptions and other factors that could influence actual results in respect of Husky and are incorporated herein by reference.

About Cenovus

Cenovus Energy Inc. is a Canadian integrated oil and natural gas company. It is committed to maximizing value by sustainably developing its assets in a safe, innovative and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface using a technique called steam-assisted gravity drainage (SAGD). The company also has conventional crude oil, natural gas and natural gas liquids assets in Alberta and British Columbia as well as 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE and are listed on the Toronto and New York stock exchanges. For more information, visit cenovus.com.

Find Cenovus on Facebook, Twitter, LinkedIn, YouTube and Instagram.

About Husky

Husky Energy is a Canadian-based integrated energy company. It is headquartered in Calgary, Alberta, and its common shares are publicly traded on the Toronto Stock Exchange under the symbol HSE. The Company operates in Canada, the United States and the Asia Pacific region with two business segments. The Integrated Corridor includes bitumen from thermal projects in the Lloydminster area of Saskatchewan, along with the Tucker Thermal Project and the Sunrise Energy Project in Alberta, with production integrated into Husky’s downstream operations, which includes upgrading, refining and marketing of refined petroleum products. The Offshore business includes crude oil production offshore Newfoundland and Labrador and natural gas and liquids production offshore China and Indonesia. For more information, visit huskyenergy.com.

Find Husky on Facebook, Twitter, LinkedIn and Instagram.

Cenovus Contacts
Investor Relations Sherry Wendt, Director, Investor Relations 403-766-7711	Media Relations Brett Harris, Manager, Communications 403-766-3420
Husky Contacts
Investor Relations Leo Villegas, Director, Investor Relations 403-513-7817	Media Relations Kim Guttormson, Manager, Communication Services 403-298-7088